

SECURITIES AND EXCHANGE COMMISSION
03053085

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinson and Robinson, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1337 Hamilton Street
(No. and Street)

Allentown (City) PA (State) 18102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leona D. Robinson (610) 435-3518 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Hay, CPA, Richard W.
(Name – *if individual, state last, first, middle name*)

5230 William Penn Highway (Address) Easton (City) PA (State) 18045 (Zip Code)

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

RECD S.E.C.
JUN 26 2003

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leona D. Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinson and Robinson, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Marie J. Burgess, Notary Public
Allentown, Lehigh County
My Commission Expires Aug. 18, 2003
Member, Pennsylvania Association of Notaries

Signature

Title Executive Vice President/ Treasurer

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard W. O'Hay
Certified Public Accountants
5230 WILLIAM PENN HIGHWAY
EASTON, PENNSYLVANIA 18045

Richard W. O'Hay, CPA

Susan D. Smallets, CPA
Randall T. Kline, CPA

Telephone (610) 250-9303
Fax (610) 250-9343

Member of
American Institute of
Certified Public Accountants
Pennsylvania Institute Of
Certified Public Accountants

To the Stockholders and Directors
Robinson & Robinson, Inc.
Allentown, Pennsylvania

I have audited the accompanying statement of financial condition of Robinson & Robinson, Inc. (a corporation) as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robinson & Robinson, Inc. at December 31, 2002 and the results of its operation and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, memorandum computation of net capital and aggregate indebtedness and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



Richard W. O'Hay, CPA
February 10, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of 12/31/2002 [99]
SEC FILE NO. 9-03199 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 26,951 [200]		$ 26,951 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		12,225 [295]		
B. Other		37,089 [300]	$ 21,118 [550]	70,432 [810]
3. Receivables from non-customers		52,498 [355]	20,661 [600]	73,159 [830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		72,696 [424]		
E. Spot commodities		[430]		72,696 [850]
5. Securities and/or other investments not readily marketable:				
A. At cost $	[130]			
B. At estimated fair value		[440]	20,100 [610]	20,100 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	0 [880]
A. Exempted securities $	[150]			
B. Other securities $	[160]			
7. Secured demand notes: market value of collateral:		[470]	[640]	0 [890]
A. Exempted securities $	[170]			
B. Other securities $	[180]			
8. Memberships in exchanges:				
A. Owned, at market $	[190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	0 [900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	0 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]	32,578 [680]	32,578 [920]
11. Other assets		0 [535]	3,551 [735]	3,551 [930]
12. TOTAL ASSETS		$ 201,459 [540]	$ 98,008 [740]	$ 299,467 [940]

as of 12/31/2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$ 0	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315	0	1560
B. Other		50,546	1115		1305	50,546	1540
15. Payable to non-customers		2,585	1155		1355	2,585	1610
16. Securities sold not yet purchased, at market value					1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other		39,876	1205		1385	39,876	1685
18. Notes and mortgages payable:							
A. Unsecured			1210			0	1690
B. Secured			1211		1390	0	1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400	0	1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410	0	1720
from outsiders	990						
C. Pursuant to secured demand note collateral agreements:					1420	0	1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company, at market value					1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440	0	1750
20. TOTAL LIABILITIES		$ 93,007	1230	$ 0	1450	$ 93,007	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners	$ [1020])		1780
23. Corporation			
A. Preferred stock			1791
B. Common stock		2,200	1792
C. Additional paid-in capital		168,374	1793
D. Retained earnings		35,886	1794
E. Total		206,460	1795
F. Less capital stock in treasury		0	1796
24. TOTAL OWNERSHIP EQUITY		$ 206,460	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 299,467	1810